

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549-7010**

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 12, 2008

Mr. William J. Lyons
Chief Financial Officer
CNX Gas Corporation
5 Penn Center West, Suite 401
Pittsburg, Pennsylvania 15276

>     **Re:** **CNX Gas Corporation**
>     **Form 10-K for Fiscal Year Ended December 31, 2007**
>     **Filed February 15, 2008**
>     **File No. 001-32723**

Dear Mr. Lyons:

We have completed our review of your 2007 Form 10-K, and do not, at this time, have any further comments.


Sincerely,


Jill S. Davis
Branch Chief